EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

March 29, 2011.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on March 29, 2011.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

April 8, 2011.

Schedule "A"

Loncor Resources Inc.

PRESS RELEASE

LONCOR INTERSECTS 6.28 METRES GRADING 17.64 G/T AU, 3.25
METRES GRADING 14.61 G/T AU AND 8.22 METRES GRADING 8.10 G/T
AU AT ITS NGAYU PROJECT

Toronto, Canada – March 29, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to announce further drilling results at the Company’s Makapela and Yindi prospects, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the “DRC”).

Exploration at Makapela is focusing on a quartz vein system being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 meters and 290 meters in length, located along a strike of 2.2 kilometers.   Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

The principal, sub vertical quartz vein is located at the contact between basic lavas and a sequence of tuffs and lavas which appear to be more intermediate in composition.  Thin units of banded iron formation locally occur immediately above or below the quartz vein.

Results have been received for an additional six drill holes at Makapela and are reported in Table 1 below. These boreholes intersected the mineralization at vertical depths of between 80 meters and 160 meters below surface.  The holes were inclined at between minus 50 degrees and minus 68 degrees, and averaged 211.81 meters in depth with a maximum downhole depth of 273.85 meters.  Core recovery averaged 97% within the mineralized sections.

Table 1
Hole	Locality	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
						From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD007	Main Pit	551895	217739	110	-68	60.65 178.25	62.22 182.16	1.57 3.91	0.56 1.40	20.87 3.20
NMDD008	Between Main – North Pit	551913	217902	110	-50	120.00 129.68	123.77 132.14	3.77 2.46	2.27 1.48	1.11 2.17
NMDD009	Between Main – North Pit	551913	217902	110	-65	151.09 212.22	154.34 216.30	3.25 4.08	1.42 1.85	14.61 3.05
NMDD010	Between Main – North Pit	551957	218056	110	-51	107.74 116.00	114.02 120.72	6.28 4.72	3.95 2.97	17.64 2.05

A-2

NMDD011	Between Main – North Pit	551957	218056	110	-66	170.00 173.00 176.00	171.00 174.40 180.90	1.00 1.40 4.90	0.39 0.55 1.91	1.37 1.94 1.39
NMDD012	North Pit	551981	218221	110	-53	163.00	171.22	8.22	5.28	8.10
*Assay results reported are uncut

At Yindi, where the Company is investigating gold mineralization hosted by sulphidized and quartz-veined banded iron formation (BIF) and schistose metasediments and tuffs, assay results were received for drill holes NYDD005 to NYDD007 and NYDD009  to NYDD012 (see Table 2 below). It is interpreted from the lithologies in the cores that drill holes NYDD006, NYDD009, NYDD0010 and NYDD011 were drilled in the footwall to the main mineralized BIF unit. These boreholes intersected the mineralization at vertical depths of between 40 metres and 132 metres below surface.  The holes were inclined at between minus 50 degrees and minus 65 degrees, and averaged 179.92 metres in depth with a maximum downhole depth of 290.36 metres.  It is estimated that the true widths of the main mineralized BIF unit are between 65% and 80% of the intersected widths in the holes.  Core recovery averaged 96% within the mineralized sections.

 Table 2
Hole	Easting	Northing	Azimuth	Inclination	From (m)	To (m)	Width (m)	(g/t) Au*
NYDD005	574121	174394	50	-50	112.30	118.25	5.95	2.73
NYDD006**	574125	174523	50	-50	9.50	10.00	0.50	1.60
NYDD007	574035	174555	50	-50	59.00	67.00	8.00	2.11
NYDD009**	574033	174663	50	-60	57.90	58.90	1.00	1.36
NYDD010**	573854	174833	50	-50	25.80	26.80	1.00	1.42
					95.00	96.00	1.00	1.71
NYDD011**	574470	174095	50	-50	68.40	75.30	6.90	1.30
NYDD012	574040	174448	50	-65	142.43	148.05	5.62	1.61
      *Assay results reported are uncut
      ** Holes drilled in footwall to main mineralized BIF unit

Commenting on the latest drilling results from Ngayu, Peter Cowley, President and C.E.O. of the Company, said: “The recent drilling results at Makapela continue to be encouraging with high grades related to the main quartz unit although these are more variable in grade and thickness than the initial holes indicated. The goal of our drilling campaign at Makapela for 2011 is to demonstrate continuity along strike and at depth and to begin delineating the mineral resource. At Yindi, we will await all outstanding drilling results from the current program before deciding on further drilling.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania.  The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50 g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

A-3

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tom Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.